                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 16)


                          OUTLET COMMUNICATIONS, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                    69011110
                                 (CUSIP number)

                               Michael B. Lenard
                         William E. Simon & Sons, Inc.
                            10990 Wilshire Boulevard
                                   Suite 1750
                         Los Angeles, California  90024
                                 (310) 914-2410
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                 June 30, 1995
                      (Date of event which requires filing
                               of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

              Note:  Six copies of this statement, including all
                       exhibits, should be filed with
             the Commission.  See Rule 13d-1(a) for other parties
                         to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)
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CUSIP No. 69011110                       13D                 Page 2 of 9 Pages



     1     NAME OF PERSON
           WILLIAM E. SIMON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS*
               NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON WITH            4,073,626

                                9     SOLE DISPOSITIVE POWER
                                        -0-

                               10     SHARED DISPOSITIVE POWER
                                        100,092

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,073,626

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
           EXCLUDES CERTAIN SHARES*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             61.9%

    14     TYPE OF PERSON REPORTING*
             IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT





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CUSIP No. 69011110                     13D                   Page 3 of 9 Pages



     1     NAME OF PERSON
           WILLIAM E. SIMON, JR.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*      (a)     [ ]
                                                                (b)     [X]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS*
            NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [ ]
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON WITH            4,073,626

                                9     SOLE DISPOSITIVE POWER
                                        -0-

                               10     SHARED DISPOSITIVE POWER
                                        100,092

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,073,626

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
           EXCLUDES CERTAIN SHARES*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             61.9%

    14     TYPE OF PERSON REPORTING*
             IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT





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
CUSIP No. 69011110                     13D                   Page 4 of 9 Pages



     1     NAME OF PERSON
           J. PETER SIMON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*     (a)      [ ]
                                                               (b)      [X]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS*
            NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [ ]
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON WITH            4,073,626

                                9     SOLE DISPOSITIVE POWER
                                        -0-

                               10     SHARED DISPOSITIVE POWER
                                         100,092

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,073,626

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
           EXCLUDES CERTAIN SHARES*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             61.9%

    14     TYPE OF PERSON REPORTING*
             IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT





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         GENERAL.  This Amendment No. 16 filed jointly by William E. Simon, J.
Peter Simon and William E. Simon, Jr. (collectively, the "Filing Persons"), amends, to the extent set forth herein, the Schedule 13D dated June 30, 1988 as previously amended by Amendments No. 1, 2, 3, 5, 6, 7, 8, 10, 11, 12, 13 and
14. The initial Schedule 13D and Amendments No. 1, 2 and 3 thereto were filed by Mr. William E. Simon pursuant to joint filing agreements with certain other persons; Amendments No. 4, 9 and 15 were filed by certain other persons who were parties to such joint filing agreements, not including William E. Simon (William E. Simon disclaims any responsibility for such Amendments No. 4, 9 and
15). William E. Simon filed Amendments No. 5, 6, 7, 8, 10, 11, 12, 13 and 14 to his Schedule 13D individually and not as a party to any joint filing agreement.

ITEM 2.  IDENTITY AND BACKGROUND.

         The response to Item 2 is hereby amended to add the following:

         The principal business address of William E. Simon, Jr. is 10990 Wilshire Boulevard, Suite 1750, Los Angeles, California 90024. William E. Simon, Jr.'s principal employment is as Executive Director of William E. Simon & Sons, whose principal business is making investments and whose principal business address is 310 South Street, Morristown, New Jersey 07962-1913. William E. Simon, Jr. is a citizen of the United States.

         The principal business address of J. Peter Simon is 310 South Street,
Morristown, New Jersey 07962-1913.   J. Peter Simon's principal employment is
as Executive Director of William E. Simon & Sons, whose principal business is making investments and whose principal business address is 310 South Street, Morristown, New Jersey 07962-1913. J. Peter Simon is a citizen of the United States.

         During the last five years, neither William E. Simon, Jr. nor J. Peter Simon has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





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ITEM 4.  PURPOSE OF THE TRANSACTION.

         The response to Item 4 is hereby amended to add the following:

         On June 30, 1995, the Company announced that it had signed a definitive agreement pursuant to which Renaissance Communications Corp. ("Renaissance") would acquire all of the Company's outstanding shares of Common Stock for $42.25 per share. Messrs. Frank E. Richardson, Frank E. Walsh Jr., and Julius Koppelman are members of the Company's Board of Directors and parties to the Stockholders' Agreement described in Item 6 to this Schedule 13D and they approved, as directors, the transaction with Renaissance. Mr. Victor
H. Palmieri, the designee of MBL Life Assurance Corporation, which is also a party to the Stockholders' Agreement, also approved the transaction as a director. Additionally, the transaction is subject to approval by the Company's shareholders and FCC and Hart-Scott Rodino approvals.

         The Filing Persons reserve the right to take such action with respect to the Common Stock beneficially owned by them as they deem appropriate in light of the circumstances existing at the time, including, without limitation, acquiring additional shares of Common Stock or disposing of some or all of the shares of Common Stock beneficially owned by them, in the open market, in privately negotiated transactions, or otherwise.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The responses to subparagraphs (a) through (d) of Item 5 are hereby amended to add the following:

         During the past sixty days, there have been no transactions by the Filing Persons with respect to the Common Stock except that on May 15, 1995, the gift by William E. Simon reported to have occurred on April 26, 1995 was rescinded.

         By virtue of an agreement (the "Agreement") entered into between William E. Simon and Carol G. Simon dated as of December 31, 1992, J. Peter Simon and William E. Simon, Jr. may be deemed to share direct beneficial ownership with William E. Simon of 100,092 shares of Common Stock, representing approximately 1.5% of the outstanding Common Stock. The Estate of Carol G. Simon has the right to receive the proceeds from the sale of any of such 100,092 shares of Common Stock.

         By virtue of the Stockholders' Agreement described in Item 6 to this
Schedule 13D, the Filing Persons may be deemed to be the indirect beneficial owners of approximately 4,073,626 shares of the Common Stock held by the parties to such agreement. The Filing Persons disclaim beneficial ownership of the shares of Common Stock that are owned by the other parties to the Stockholders' Agreement.

         See each Filing Person's responses to Items 7, 8, 9 and 10 on their respective cover pages hereto, which responses are incorporated herein by reference.

         The Company's 1995 Proxy Statement reports that 6,579,631 shares of Common Stock were outstanding on March 17, 1995; based on such number and the calculation described above, the





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shares covered by the Stockholders' Agreement represent approximately 61.9% of the shares outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Agreement identified in Item 5, business decisions involving certain assets identified in the Agreement, including the 100,092 shares of Common Stock beneficially owned by the Filing Persons, are to be taken by a majority of the Filing Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibits.

A.  Joint Filing Agreement dated as of July 10, 1995 among the Filing Persons.





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                                   SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 1995.


                                   *
                                   -------------------------------------------
                                   WILLIAM E. SIMON


                                   /s/ William E. Simon, Jr.
                                   -------------------------------------------
                                   WILLIAM E. SIMON, JR.


                                   /s/ J. Peter Simon
                                   -------------------------------------------
                                   J. PETER SIMON


(*) By: /s/ J. Peter Simon
        -----------------------------------
        Name:  J. Peter Simon

        (*) Executed by J. Peter Simon as Attorney-in-Fact for William E. Simon pursuant to the Power of Attorney filed with Amendment No. 5 to this Schedule 13D, which Power of Attorney is hereby incorporated by reference herein.





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                                                                       Exhibit A

                             JOINT FILING AGREEMENT

                 The undersigned hereby agree that the foregoing Schedule 13D may be filed on behalf of each of them.

Dated:  July 10, 1995.


                                       *
                                       ---------------------------------------
                                       WILLIAM E. SIMON


                                       /s/ William E. Simon, Jr.
                                       ---------------------------------------
                                       WILLIAM E. SIMON, JR.


                                       /s/ J. Peter Simon
                                       ---------------------------------------
                                       J. PETER SIMON


(*) By: /s/ J. Peter Simon
        --------------------------------
        Name:  J. Peter Simon

        (*)  Executed by J. Peter Simon as Attorney-in-Fact for
        William E. Simon pursuant to the Power of Attorney filed with Amendment No. 5 to this Schedule 13D, which Power of Attorney is hereby incorporated by reference herein.





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